SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K/A

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the Month of July, 2008

Commission File Number 1-33208

SOLARFUN POWER HOLDINGS CO., LTD

666 Linyang Road Qidong, Jiangsu Province 226200 People's Republic of China
(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F |X| Form 40-F |_|

      (Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).)

Yes |_| No |X|

 (Indicate by check mark if the registrant is submitting the Form 6-K iin paper as permitted by Regulation S-T Rule 101(b)(7).)

Yes |_| No |X|

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.)

Yes |_| No |X|

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- )

Solarfun Power Holdings Co., Ltd. (the "Registrant") is furnishing under the cover of Form 6-K/A:

99.1 Press release, dated July 15, 2008, regarding SOLARFUN ANNOUNCES PASSING OF DIRECTOR AND CHIEF OPERATING OFFICER

SOLARFUN ANNOUNCES PASSING OF DIRECTOR AND CHIEF OPERATING OFFICER

SHANGHAI, CHINA --- July 15, 2008 ---Solarfun Power Holdings Co., Ltd.

(NASDAQ: SOLF), an established manufacturer of photovoltaic (“PV”) cells, modules and ingots in China, today announced the untimely death of Hanfei Wang, the Company’s Director and Chief Operating Officer. Mr Wang joined Solarfun in 2005 and played a key role in driving the Company's expanding manufacturing scale and overall corporate growth.

Chairman Yonghua Lu, stated, "We are deeply saddened by Hanfei's sudden and unexpected death. He was a leader in every respect - professional, passionate and driven to achieve excellence for Solarfun and his colleagues.”

Harold Hoskens, Chief Executive Officer of Solarfun, added, “Hanfei will be sorely missed by all of our employees. He built a strong supporting cast, and they, with all other Solarfun employees, are committed to carrying on Hanfei's dedication and enthusiasm for the continued growth and progress of Solarfun."

This Report on Form 6-K is hereby incorporated by reference into the Company’s Registration Statement on Form F-3 (Registration No. 333-152005) filed on July 14, 2008.

About Solarfun

Solarfun Power Holdings Co., Ltd. manufactures ingots and PV cells and modules in China. The Company produces both monocrystalline and multicrystalline silicon cells and modules, and manufactures 100% of its modules with in-house produced PV cells. The Company sells its products both through third-party distributors and directly to system integrators. The Company was founded in 2004 and its products have been certified to TUV and UL safety and quality standards.

SOLF-G

http://www.solarfun.com.cn

Safe Harbor Statement

This announcement contains forward-looking statements, such as the Company’s polysilicon supply expectations for 2008 and 2009.   These statements are made under the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as "will," "expects," "anticipates," "future," "intends," "plans," "believes," "estimates" and similar statements. Such statements involve certain risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. Solarfun does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

For further information, contact:

Solarfun Power Holdings Co., Ltd.

Paul Combs,  86 21-6393-8206 / Mobile:  86 138 1612 2768

V.P. Strategic Planning

IR@solarfun.com.cn

or

Christensen

Peter Homstad, 480-614-3026

phomstad@ChristensenIR.com

or

Roger Hu, 852 2117 0861

rhu@ChristensenIR.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

SOLARFUN POWER HOLDINGS CO., LTD

Date:	July 17, 2008	By:	/s/ Harold Hoskens
			Name:	Harold Hoskens
			Title:	CEO